[redacted]

08002061

RECEIVED

2008 APR 22 A 9:17

OFFICE OF INTERNATIONAL CORPORATE FINANCE

FIRST PACIFIC

**FIRST PACIFIC COMPANY LIMITED**

**第一太平**

*(Incorporated with limited liability under the laws of Bermuda)*
*Website: http://www.firstpacco.com*

**(Stock Code: 00142)**

SUPPL

## OVERSEAS REGULATORY ANNOUNCEMENT

*(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.)*

**Please refer to the attached notices relating to:-**

- **Filing made by Indofood Agri Resources Limited to the Singapore Stock Exchange, in relation to its announcement on the refinancing of Bridging Loan Facilities**

**Dated this 11th day of April, 2008**

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Napoleon L. Nazareno
Prof. Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
Sir David W.C. Tang*, *KBE*

** Independent Non-executive Directors*

**PROCESSED**

**APR 24 2008**

**THOMSON REUTERS**

4/23

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**Miscellaneous**

* Asterisks denote mandatory information

| | |
|---|---|
| Name of Announcer * | INDOFOOD AGRI RESOURCES LTD. |
| Company Registration No. | 200106551G |
| Announcement submitted on behalf of | INDOFOOD AGRI RESOURCES LTD. |
| Announcement is submitted with respect to * | INDOFOOD AGRI RESOURCES LTD. |
| Announcement is submitted by * | MAK MEI YOOK |
| Designation * | COMPANY SECRETARY |
| Date & Time of Broadcast | 10-Apr-2008 19:32:33 |
| Announcement No. | 00166 |

**>> Announcement Details**

The details of the announcement start here ...

| | |
|---|---|
| Announcement Title * | Refinancing of Bridging Loan Facilities |
| Description | See attached. |
| Attachments: | AnntRefinanceLoan.pdf<br>Total size = **50K**<br>(2048K size limit recommended) |

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**IndoAgri**

**INDOFOOD AGRI RESOURCES LTD.**
*(Incorporated in the Republic of Singapore)*
*(Company Registration No.: 200106551G)*

# ANNOUNCEMENT

Terms and references used in this announcement which have not been defined herein bear the same meaning as ascribed to them in the circular (the "**Circular**") to shareholders of Indofood Agri Resources Ltd. (the "**Company**") dated 2 October 2007.

The Board of Directors of the Company refers to the Circular in relation to the acquisition of a majority interest in Lonsum and its subsequent announcements on 23 October 2007, 30 October 2007, 2 November 2007, 22 November 2007, 23 November 2007 and 17 December 2007 in respect of the completion of the FDS and Ashmore Acquisition, the ES Acquisition and the Tender Offer.

The aggregate consideration for the Proposed Acquisition and the Tender Offer (other than the ES Purchase Price which was satisfied by the issue of the Consideration Shares) of approximately Rp5.0 trillion (which is equivalent to approximately S$810.0 million) was funded by internal cash of Rp1.0 trillion, and 1-year bridging loans obtained by PT SIMP of (i) US$ denominated bank loans of US$180 million, and (ii) Rupiah denominated bank loans of Rp2.4 trillion.

The Board of Directors of the Company wishes to announce that the Company's 90%-owned subsidiary, PT SIMP, has obtained a term loan facility from the following Lenders (as defined below) pursuant to a facility agreement (the "**Agreement**") dated today, for the purpose of refinancing US$160 million of bridging loan facilities. The term loan facility is on the following principal terms:-

| | |
|---|---|
| The Lenders: | (a) ABN AMRO BANK N.V., Jakarta Branch<br>(b) The Bank of Tokyo-Mitsubishi UFJ, Ltd., Jakarta Branch<br>(c) PT. Bank Mizuho Indonesia<br>(d) Standard Chartered Bank, Jakarta Branch<br>(e) Sumitomo Mitsui Banking Corporation, Singapore Branch<br><br>(collectively, the "**Lenders**") |
| Commitment: | US$120 million from the Lenders named in (a) to (d) above (collectively, the "**Onshore Lenders**") and US$40 million from the Lender named in (e) above (the "**Offshore Lender**") |
| Tenure and repayment: | 5-year term beginning from the date of first advance under the Agreement with repayment to be made in 18 instalments on a 3-monthly basis |
| Interest rate: | London Interbank Offering Rate plus 1.35% in respect of loans from the Onshore Lenders<br>London Interbank Offering Rate plus 1.25% in respect of loans from the Offshore Lender |
| Security: | Corporate guarantee by the Company in proportion to its 90% shareholding in PT SIMP |

The Group intends to refinance the remaining US$20 million and Rp2.4 trillion of bridging loan facilities on or before their maturity in the third quarter of 2008.

By Order of the Board of the Company

Moleonoto Tjang
Executive Director
10 April 2008

*CIMB-GK Securities Pte. Ltd. was the financial adviser to the Company in relation to the acquisition of the entire issued share capital of Indofood Oil & Fats Pte. Ltd.. It assumes no responsibility for the contents of this announcement.*

FIRST PACIFIC

**FIRST PACIFIC COMPANY LIMITED**

**第一太平**

*(Incorporated with limited liability under the laws of Bermuda)*
*Website: http://www.firstpacco.com*

**(Stock Code: 00142)**

## OVERSEAS REGULATORY ANNOUNCEMENT

*(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.)*

**Please refer to the attached notice relating to:-**

**Filing made by Indofood Agri Resources Limited to the Singapore Stock Exchange, in relation to its Notice of Annual General Meeting**

**Dated this 11th day of April, 2008**

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Napoleon L. Nazareno
Prof. Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
Sir David W.C. Tang*, *KBE*

* *Independent Non-executive Directors*

**IndoAgri**

**INDOFOOD AGRI RESOURCES LTD.**
(Incorporated in the Republic of Singapore)
Registration No. 200106551G

# NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Company will be held at Belvedere Room, 4th Floor Grand Tower, Meritus Mandarin Singapore, 333 Orchard Road, Singapore 238867 on Monday, 28 April 2008 at 3.30 p.m., to transact the following business:

**AS ORDINARY BUSINESS**

1. To receive and adopt the Directors' Report and Accounts for the year ended 31 December 2007 and the Auditors' Report thereon. (Resolution 1)

2. To approve the Directors' Fees of S$217,000 (2006: S$350,000) for the year ended 31 December 2007. (Resolution 2)

3. To re-elect the following Directors, who retire under Article 108 of the Company's Articles of Association:-
   a) Mr Axton Salim (Resolution 3a)
   b) Mr Suaimi Suriady (Resolution 3b)

4. To re-elect the following Directors, who retire under Article 104 of the Company's Articles of Association:-
   a) Mr Tjhie Tje Fie; (Resolution 4a)
   b) Mr Moleonoto Tjang (Resolution 4b)
   c) Mr Benny Setiawan Santoso (Resolution 4c)

5. To re-appoint Messrs Ernst & Young as the Company's Auditors and to authorise the Directors to fix their remuneration. (Resolution 5)

**AS SPECIAL BUSINESS**

To consider and, if thought fit, pass the following Resolutions Nos 6 and 7 as Ordinary Resolutions:

6. That authority be and is hereby given to the Directors to:

   (i) (aa) issue shares in the Company ("Shares") whether by way of rights, bonus or otherwise; and/or

   (bb) make or grant offers, agreements or options (collectively, "Instruments") that might or would require Shares to be issued during the continuance of this authority or thereafter, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into Shares,

   at any time and upon such terms and conditions and for such purposes and to such persons as the directors may, in their absolute discretion, deem fit, and

   (ii) issue Shares in pursuance of any Instrument made or granted by the directors while such authority was in force (notwithstanding that such issue of Shares pursuant to the Instruments may occur after the expiration of the authority contained in this resolution),

   Provided that:

   (iii) the aggregate number of the Shares to be issued pursuant to such authority (including the Shares to be issued in pursuance of Instruments made or granted pursuant to such authority), does not exceed 50% of the total number of issued Shares (as calculated in accordance with paragraph (iv) below), and provided further that where shareholders of the Company ("Shareholders") with registered addresses in Singapore are not given the opportunity to participate in the same on a pro-rata basis, then the Shares to be issued under such circumstances (including the Shares to be issued in pursuance of Instruments made or granted pursuant to such authority) shall not exceed 20% of the total number of issued Shares (as calculated in accordance with paragraph (iv) below);

   (iv) (subject to such manner of calculation as may be prescribed by the Singapore Exchange Securities Trading Limited (the "SGX-ST")) for the purpose of determining the aggregate number of the Shares that may be issued under paragraph (iii) above, the percentage of the issued Shares shall be based on the issued Shares of the Company (excluding treasury shares) at the time such authority was conferred, after adjusting for:

   (aa) new Shares arising from the conversion or exercise of any convertible securities;

   (bb) new Shares arising from exercising share options or the vesting of share awards which are outstanding or subsisting at the time such authority was conferred; and

   (cc) any subsequent consolidation or subdivision of the Shares;

   and, in relation to an Instrument, the number of Shares shall be taken to be that number as would have been issued had the rights therein been fully exercised or effected on the date of the making or granting of the Instrument; and

   (v) (unless revoked or varied by the Company in general meeting), the authority so conferred shall continue in force until the conclusion of the next annual general meeting of the Company or the date by which the next annual general meeting of the Company is required by law to be held, whichever is the earlier. (Resolution 6)

7. That approval be and is hereby given, for the purposes of Chapter 9 of the Listing Manual of the SGX-ST, for the Company, its subsidiaries and target associated companies (if any) that are entities at risk (as the term is used in Chapter 9), or any of them, to enter into any of the transactions falling within the types of Interested Person Transactions set out in the Company's Appendix dated 11 April 2008 (the "Appendix") with any party who is of the class of Interested Persons described in the Appendix provided that such transactions are made at arm's length, on normal commercial terms and are not prejudicial to the interests of the Company and its minority Shareholders and in accordance with the review procedures for such Interested Person Transactions as set out in the Appendix (the "IPT" Mandate").

   That the Mandate shall, unless revoked or varied by the Company in general meeting, continue in force until the next Annual General Meeting of the Company; and

   That the Directors of the Company be and are hereby authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary in the interests of the Company to give effect to the Mandate and / or this Resolution." (Resolution 7)

8. To transact any other business

By Order of the Board

MAK MEI YOOK
LEE SIEW JEE, JENNIFER
Company Secretaries

Singapore
Date: 11 April 2008

Note:
A member is entitled to appoint a proxy to attend and vote in his place. A proxy need not be a Member of the Company. Members wishing to vote by proxy at the Meeting may use the proxy form enclosed. To be valid, the completed proxy form must be lodged at the registered office of the Company at 80 Raffles Place #22-23 UOB Plaza 2, Singapore 048624 not less than 48 hours before the Meeting.

**EXPLANATORY NOTE TO RESOLUTION 3a:**
Mr Axton Salim is a Non-Executive Director of the Company. He will, upon re-election, continue to serve as a member of the Board.

**EXPLANATORY NOTE TO RESOLUTION 3b:**
Mr Suaimi Suriady is an Executive Director and a member of the Executive Committee of the Company. He will, upon re-election, continue to serve as a member of the Executive Committee.

**EXPLANATORY NOTE TO RESOLUTION 4a:**
Mr Tjhie Tje Fie is a Non-Executive Director. He is also members of the Remuneration, Nominating and Executive Committees of the Company. He will, upon re-election, continue to serve as members of the Remuneration, Nominating and Executive Committees.

**EXPLANATORY NOTE TO RESOLUTION 4b:**
Mr Moleonoto Tjang is an Executive Director and a member of the Executive Committee of the Company. He will, upon re-election, continue to serve as a member of the Executive Committee.

**EXPLANATORY NOTE TO RESOLUTION 4c:**
Mr Benny Setiawan Santoso is a Non-Executive Director. He is also the Vice-Chairman of the Board and a member of the Nominating Committee of the Company. He will, upon re-election, continue to serve as Vice-Chairman of the Board and a member of the Nominating Committee.

**EXPLANATORY NOTES ON SPECIAL BUSINESS TO BE TRANSACTED:**
The ordinary resolution proposed in item (6) above if passed will empower the Directors of the Company from the date of the above Meeting until the next Annual General Meeting to issue shares in the Company up to an amount not exceeding in total 50 per centum of the total number of issued shares in the capital of the Company calculated on the basis set out in the said resolution. This authority will, unless previously revoked or varied at a general meeting, expire at the next Annual General Meeting of the Company. Shareholders should note that presently, the controlling shareholders of the Company include First Pacific Company Limited and PT Indofood Sukses Makmur Tbk, which are listed on the Hong Kong Stock Exchange Limited and the Indonesia Stock Exchange (Bursa Efek Indonesia), respectively. Prior to any exercise of the authority conferred upon them by the ordinary resolution in item (6) above, the Directors of the Company intend to take into account, inter alia, any approval that may be required from any such controlling shareholders and/or their respective shareholders and/or from such stock exchanges.

The ordinary resolution proposed in item (7) above if passed will empower the Directors of the Company to enter into Interested Person Transactions approved by the Shareholders' Mandate. The Mandate shall be renewed and approved at every Annual General Meeting, if necessary, unless being revoked or varied at a General Meeting.

END